CSB BANCORP, INC.
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands, except per share amounts)	2010	2009	2010	2009
Basic Earnings Per Share
Net income	$882	$858	$2,540	$2,460

Weighted average common shares	2,734,799	2,734,799	2,734,799	2,734,799

Basic Earnings Per Share	$0.32	$0.31	$0.93	$0.90

Diluted Earnings Per Share
Net income	$882	$858	$2,540	$2,460

Weighted average common shares	2,734,799	2,734,799	2,734,799	2,734,799
Weighted average effect of assumed stock options	0	0	0	0

Total	2,734,799	2,734,799	2,734,799	2,734,799

Diluted Earnings Per Share	$0.32	$0.31	$0.93	$0.90